UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Nasdaq notice regarding delayed annual report filing and update on Nasdaq Hearings Panel

Previously, on May 1, 2024, Selina Hospitality PLC (the “Company”) had filed with the Securities and Exchange Commission a Notification of Late Filing on Form 12b-25 disclosing that it was unable to file its 2023 20-F by April 30, 2024 for the reasons set out therein and that the Company anticipated that it would file its 2023 20-F by the end of July 2024.

The Company announced today that it has received a notice (the “Additional Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”), dated May 20, 2024, informing the Company that the Company was delinquent in filing its Form 20-F for the year ended December 31, 2023 (“2023 20-F”) as required under the Nasdaq listing requirements (the “Reporting Obligations”). A copy of the press release relating to the Additional Notice is attached hereto as Exhibit 99.1.

According to the Additional Notice, this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Exchange. The Company previously had received (i) a staff determination letter, dated April 17, 2024, stating that since the closing bid price of the Company’s ordinary shares was below $0.10 for the 10 consecutive trading days between April 3, 2024 and April 16, 2024, pursuant to Listing Rule 5810(c)(3)(A)(iii) (the “Low Price Stock Requirement”), the staff had determined, subject to the Company’s right to appeal the determination to the Nasdaq Hearings Panel, to delist the Company’s securities from The Nasdaq Stock Market (the “Delisting Determination”), and (ii) a letter dated September 8, 2023 notifying the Company that the as a result of the bid price of the Company’s listed securities closing at less than $1.00 per ordinary share over a period of 30 consecutive business days prior to the date of the notice, the Company was not in compliance with Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). The Company previously was provided with 180 calendar days, or until March 6, 2024, to regain compliance with the Minimum Bid Price Requirement and on March 7, 2024, following the transfer of the Company’s securities to the Nasdaq Capital Market, the Company was granted an additional 180 calendar-day period, or until September 3, 2024, to regain compliance. The Company announced such events via Reports on Form 6-K issued on September 12, 2023, March 7, 2024 and April 22, 2024, respectively.

In response to the Delisting Determination, the Company had requested a hearing with Nasdaq Hearings Panel, which since has been scheduled for June 4, 2024, and the delisting action referenced in the Nasdaq’s staff determination letter initially had been stayed pending a final written decision by the Hearings Panel. The Additional Notice indicates that since the deficiency relates to a delinquent periodic filing, the Company will have seven days, or until May 28, 2024, to request an additional stay beyond the standard 15 calendar-day period and the Hearings Panel decision, and the Company intends to submit this request by the required deadline. According to the Additional Notice, the Hearings Panel will review the request for an extended stay and notify the Company of its conclusion as soon as is practicable.

While the Additional Notice has no immediate effect on the listing of the Company’s securities, there can be no assurances that the Hearings Panel will agree to the additional stay request through the conclusion of the Hearings Panel decision or provide the Company with additional time to regain compliance with the Minimum Bid Price Requirement, the Low Price Stock Requirement and the Reporting Obligations.

Forward-Looking Information

This Report on Form 6-K and the Exhibit attached hereto includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: the possible delisting of Selina’s ordinary shares from the Nasdaq Capital Market due to non-compliance with required listing standards; potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, prospectus filed on August 25, 2023 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release issued by Selina Hospitality PLC on May 23, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: May 23, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary